Exhibit 8.1

MATERIAL SUBSIDIARIES

Our operations are conducted principally by Ambev, and, in the case of our HILA-Ex, Latin America South and Canadian operations, by direct and indirect subsidiaries of Ambev.  The following is a list of the significant companies that Ambev controlled, either directly or indirectly, as of December 31, 2014:

•         The Company, directly and indirectly, owns 100% of the economic and voting interests in Ambev Luxembourg (incorporated in Luxemburg) which owns 100% of Labatt Brewing Co. Ltd. (incorporated in Canada).  These entities explore the production of beer in Canada.

•         The Company indirectly owns 100% of the economic and voting interests in Linthal ROU S.A., which, through its subsidiaries, produces and sells beer and soft drinks in Uruguay and other South American countries.

•         The Company, directly and indirectly, owns 100% of the economic and voting interests in Arosuco Aromas e Sucos Ltda. (incorporated in Brazil), which produces concentrates for our soft drinks and crowns.

•         The Company, directly and indirectly, owns 100% of the economic and voting interests in Eagle Distribuidora de Bebidas S.A. (incorporated in Brazil).

•         The Company, directly and indirectly, owns 100% of the economic and voting interests in Jalua Spain S.L. (incorporated in Spain).

•         The Company, indirectly owns 100% of the economic and voting interests in Monthiers S.A. (incorporated in Uruguay).

•         The Company, directly and indirectly, owns 100% of the economic and voting interests in CRBS S.A (incorporated in Brazil), which produces and sells beer and soft drinks in Brazil.